PRICING SUPPLEMENT DATED NOVEMBER 4, 2002                     Rule 424(b)(3)
-----------------------------------------                     File No.333-97937
(To Prospectus Supplement and Prospectus dated September 25, 2002)
Pricing Supplement Number: 2254


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series B
                   Due Nine Months or More from Date of Issue

             Enhanced Yield Notes Linked to the NASDAQ-100 Index(R)
                              due February 8, 2005
                                 (the "Notes")

                                  ------------

     The Notes will pay a cash amount at maturity which may vary depending upon changes in the value of the NASDAQ-100 Index during the term of the Notes. The amount payable at maturity on each $1,000 principal amount of Notes will equal $1,000 unless the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period (as described in this pricing supplement) equals or is less than one-half of the closing value of the Index on November 4, 2002 (the "Trigger Level"). If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level, then the Notes will pay a cash amount at maturity equal to the product of $1,000 multiplied by a fraction, the numerator of which is the average closing value of the Index on certain days immediately prior to the maturity (calculated as described in this pricing supplement) and the denominator of which equals 1,046.99, the closing value of the Index on November 4, 2002. If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level, you may receive less than $1,000 per $1,000 principal amount of Notes at maturity.

     The Notes will pay interest semi-annually at a rate of 6% per annum on the principal amount of the Notes. The amount payable at maturity of the Notes will include, in addition to the amounts described in the above paragraph, accrued but unpaid interest.

     The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series B" as more fully described in the attached Prospectus Supplement. This pricing supplement supplements the attached Prospectus Supplement and Prospectus and supercedes information in the Prospectus Supplement and Prospectus to the extent it contains information that is different from the information in the attached Prospectus Supplement and Prospectus.

     Investing in the Notes involves risks that are described in the "Risk Factors" sections of this pricing supplement and the accompanying Prospectus Supplement.



Aggregate principal amount .......$3,000,000

Stated Maturity Date .............February 8, 2005

Issue Price ......................$1,000 per Note.

Original Issue Date ..............November 8, 2002

Interest Rate ....................6% per annum on the principal amount of each Note, payable semi-annually.

Interest Payment Dates ...........February 8th and August 8th of each year, beginning February 8, 2003. If an
                                  Interest Payment Date is not a Business Day, any payment due on that
                                  Interest Payment Date will be made on the immediately succeeding Business
                                  Day, and no additional interest will accrue as a result of the delayed payment. Interest will be paid to the persons in whose names the Notes are registered at the close of business on the fifteenth calendar day preceding the related Interest Payment Date, whether or not such fifteenth calendar day is a Business Day.


Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) are trade or service marks of The Nasdaq Stock Market, Inc.
and are licensed for use by Merrill Lynch & Co., Inc.


The NASDAQ-100 Index .............The NASDAQ-100 Index (the "Index") is a modified capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on the
                                  Nasdaq National Market tier of The Nasdaq Stock Market. The Index is currently calculated and published by The Nasdaq Stock Market, Inc. (the
                                  "Nasdaq"(R)). As of September 30, 2002, the major industry groups covered in the Index (listed according to their respective capitalization in the Index)
                                  were as follows: computer and office equipment (32.38%), computer software/services (28.72%), telecommunications (10.87%), biotechnology
                                  (12.44%), retail/wholesale trade (7.56%), services (3.22%), health care
                                  (3.02%) and manufacturing (1.79%). The identity and capitalization weightings of the five largest companies represented in the Index as of
                                  November 4, 2002 were as follows: Microsoft Corporation (13.56%), Intel
                                  Corporation (5.72%), QUALCOMM Incorporated (4.37%), Amgen Inc. (3.76%), and
                                  Cisco Systems, Inc. (4.2%). Current information regarding the market value of the Index is available from the Nasdaq as well as numerous market information services. The Index is determined, comprised and calculated by the Nasdaq without regard to the Notes.

                                  Please note that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Index or the value of any dividends paid on those stocks.

Amount payable at maturity .......In addition to accrued and unpaid interest, at maturity you will receive a cash payment per $1,000 principal amount of the Notes (the "Redemption
                                  Amount") equal to:

                                  (i) $1,000, or

                                  (ii) if the closing value of the Index on any day from the Original Issue
                                  Date through the end of the Calculation Period (as defined below) equals or is less than the Trigger Level (as defined below):

                                               (  Ending Value )
                                     $1,000 X  ( --------------)
                                               ( Starting Value)

                                  You will receive the Redemption Amount plus accrued and unpaid interest on the Stated Maturity Date of February 8, 2005.

Trigger Level ....................The "Trigger Level" equals 523.495, which is one-half of the Starting
                                  Value, as defined below.

Starting Value ...................The "Starting Value" equals 1046.99, which is the closing value of the Index on November 4, 2002, the date the Notes were priced for initial sale to the public.

Ending Value .....................If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period is equal to or less than the Trigger
                                  Level, the Calculation Agent will calculate an "Ending Value" equal to the average, arithmetic mean, of the closing values of the Index on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the
                                  Ending Value will equal the average, arithmetic mean, of the closing values of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Index


                                                     PS-2

                                  determined on the last scheduled Index Business Day in the Calculation
                                  Period, regardless of the occurrence of a Market Disruption Event, as defined herein, on that day.

Business Day ....................."Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of
                                  New York.

Index Business Day ..............."Index Business Day" means a day on which the New York Stock Exchange, the
                                  American Stock Exchange and the Nasdaq Stock Market are open for trading and the Index or any successor index is calculated and published.

Calculation Day .................."Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

Calculation Period ..............."Calculation Period" means the period from and including the seventh scheduled Index Business Day prior to the Stated Maturity Date to and including the second scheduled Index Business Day prior to the Stated
                                  Maturity Date.

CUSIP number .....................59018YNX5.

Form of Notes ....................Book-entry.

Denominations ....................We will issue and sell the Notes in denominations of $1,000 and integral multiples thereof. Trustee JPMorgan Chase Bank.

Calculation Agent ................Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S").

                                  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on Merrill Lynch & Co., Inc. ("ML&Co.") and beneficial owners of the Notes.

                                  All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Proceeds to ML&Co ................$2,955,000

Underwriting Discount ............$45,000


                                  RISK FACTORS

      Your investment in the Notes will involve certain risks. You should carefully consider the following discussion of risks before you decide that an investment in the Notes is suitable for you.

The Notes are not principal protected and your investment may result in a loss

      The Notes do not provide for a minimum repayment amount at maturity. If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level, the Redemption Amount will be determined based on the change in the value of the Index from the Starting Value to the Ending Value. Because there is no limit to the amount by which the Index may decline during the term of the Notes, you may suffer a loss on your investment, and the loss may be significant. If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level, the Redemption Amount for each $1,000 principal amount of Notes is likely to be less than $1,000.

A decline in the Index to or below the Trigger Level will adversely affect the value of the Notes

      We expect that the market value of the Notes will depend in part on the value of the Index, and that this dependence will increase if the value of the Index approaches or falls below the Trigger Level. If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level, the Redemption Amount will have greater dependence on the value of the Index and the increased risk of loss of principal for the remaining term of the Notes will adversely affect the value of the Notes.

Your yield may be lower than the yield on other standard debt securities of comparable maturity

      The yield that you receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. While the coupon is higher than the coupon on a standard senior non-callable debt security of ML&Co. with the same maturity, if the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level, your actual yield could be zero or negative. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike standard senior non-callable debt securities, the Notes do not guarantee the return of a principal amount at maturity.

Your return is limited and will not reflect the return of owning the stocks included in the Index

      You should understand that it is unlikely that you will participate in any increases in the value of the Index through an investment in the Notes. If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period does not equal or is not less than the Trigger Level, the Redemption Amount will equal $1,000, which represents the original public offering price of the Notes, regardless of any increase or decrease in the value of the Index relative to the Starting Value. You will participate in any increase in the value of the Index only if the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level and the value of the Index increases from the Trigger Level so that the Ending Value exceeds the Starting Value. If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level and if the Ending Value is less than the Starting Value, you will lose a part or all of the principal amount of the Notes.

      In addition, your return will not reflect the return you would realize if you actually owned the stocks underlying the Index and received the dividends paid on those stocks because the Nasdaq calculates the Index by reference to the prices of the common stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate, MLPF&S, has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the value of the Notes attributable to another factor, such as an increase in the value of the Index if the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period has been equal to or less than the Trigger Level. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Index is expected to affect the value of the Notes. We expect that the market value of the Notes will depend on the value of the Index during the term of the Notes, and that the dependence will increase if the value of the Index approaches the Trigger Level. If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level, the value of the Notes will depend substantially on the value of the Index relative to the Starting Value for the remaining term of the Notes.

      Changes in the levels of interest rates are expected to affect the value of the Notes. In general, if U.S. interest rates increase, we expect that the value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect the value of the Notes will increase. In addition, rising U.S. interest rates may lower the value of the Index and thus may decrease the value of the Notes. Falling U.S. interest rates may increase the value of the Index and thus may increase the value of the Notes. In general, we expect that U.S. interest rates will have a greater effect on the value of the Notes if the closing value of the Index is not equal to or less than the Trigger Level during the term of the Notes.

      Changes in the volatility of the Index are expected to affect the value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases, the value of the Notes may be adversely affected. Increased volatility increases the probability of negative changes in the Index, and the magnitude of such negative changes, on any particular Index Business Day during the term of the Notes, thereby increasing the probability that the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period may equal or be less than the Trigger Level and that the Ending Value may be less than the Starting Value, which would reduce the value of the Notes.

      Changes in dividend yields of the stocks included in the Index are expected to affect the value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the Notes will increase. The affect of changes in dividend yields on those stocks may increase if the value of the Index falls below the Trigger Level.

      Changes in our credit ratings may affect the value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Index, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Amounts payable on the Notes may be limited by state law


      New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons or in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts

      MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S may buy and sell Notes and may stabilize or maintain the market price of the Notes during initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or to continue them once it has started.

      MLPF&S is also the Calculation Agent for the Notes. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise. These conflicts could occur under certain circumstances, for instance, in connection with the determination as to whether the value of the Index can be calculated on a Trading Day, or in connection with its judgments that it would be required to make in the event of a discontinuance of the Index. See the sections entitled "The Index--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this pricing supplement.

      We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligations in connection with the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Uncertain tax consequences

      You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.



                              HYPOTHETICAL RETURNS


      The amount payable at maturity on each $1,000 principal amount of Notes will equal $1,000 and is not dependent upon changes in the Index unless the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level. If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level, then each $1,000 principal amount of the Notes will pay a cash amount at maturity equal to $1,000 multiplied by the fraction derived by dividing the Ending Value by the Starting Value. The Starting Value equals 1,046.99 and the Trigger Level equals 523.495.

      The following table illustrates, for the Starting Value and a range of hypothetical Ending Values (see footnote (1) of the following table):

      o the percentage change of the hypothetical Ending Value relative to the Starting Value;

      o   the Redemption Amount for each $1,000 principal amount of Notes; and

      o the annualized yield to holders of the Notes, including the payment of interest;

under the following two assumed situations: (1) the closing value of the Index on a day prior to the end of the Calculation Period is equal to or less than the Trigger Level (i.e., the Trigger Level has been reached) and (2) the closing value of the Index never is equal to or less than the Trigger Level prior to the end of the Calculation Period (i.e., the Trigger Level has not been reached).




                                               If the Trigger Level         Assuming the Trigger Level
                        Percentage             were to be reached(2)            has not been reached
                        change from       ------------------------------   -----------------------------
                      the hypothetical
                        Ending Value
Hypothetical          relative to the      Redemption    Annualized Yield   Redemption  Annualized Yield
Ending Value(1)      Starting Value(1)      Amount(3)     on the Notes(4)     Amount     on the Notes(4)
---------------      -----------------      ---------     ---------------     ------     ---------------
   104.70                   -90%               $100           -53.68%          n/a           n/a
   209.40                   -80%               $200           -42.49%          n/a           n/a
   314.10                   -70%               $300           -33.66%          n/a           n/a
   418.80                   -60%               $400           -26.18%          n/a           n/a
   523.495(5)               -50%               $500           -19.59%          n/a           n/a
   628.19                   -40%               $600           -13.63%        $1,000         6.10%
   732.89                   -30%               $700            -8.18%        $1,000         6.10%
   837.59                   -20%               $800            -3.11%        $1,000         6.10%
   942.29                   -10%               $900             1.63%        $1,000         6.10%
 1,046.99(6)                  0%             $1,000             6.10%        $1,000         6.10%
 1,151.69                    10%             $1,100            10.33%        $1,000         6.10%
 1,256.39                    20%             $1,200            14.37%        $1,000         6.10%
 1,361.09                    30%             $1,300            18.23%        $1,000         6.10%
 1,465.79                    40%             $1,400            21.94%        $1,000         6.10%
 1,570.49                    50%             $1,500            25.50%        $1,000         6.10%

--------------
(1)  If the closing value of the Index on any day from the Original Issue Date through the end of the actual Calculation Period is not equal to or less than the Trigger Level, the Ending Value will not be calculated. The hypothetical Ending Value and the percentage change from the hypothetical Ending Value relative to the Starting Value only matters where the closing value of the Index on any day from the Original Issue Date through the end of the actual Calculation
     Period is equal to or is less than the Trigger Level.

(2)  If the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period is equal to or less than the Trigger Level, in order to receive an amount payable at maturity greater than $1,000 on each $1,000 principal amount of Notes, the value of the Index must subsequently increase to a level where the Ending Value would exceed the Starting Value.

(3)  Assuming the closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period was equal to or less than the Trigger Level, the fraction applied to principal is derived by dividing the hypothetical Ending Value by the Starting
     Value.

(4)  The annualized yields specified in the preceding table are based on a 360-day year of twelve
     30-day months and assume that interest payments on the Notes are made semi-annually and are reinvested for the remainder of the term of the Notes at the applicable yield listed in this column.

(5)  This is the Trigger Level.

(6)  This is the Starting Value.


      The figures in the above table are for purposes of illustration only. The table is neither an indication of the likelihood of the Trigger Level being reached during the term of the Notes, nor is it a prediction of the future values of the Index. The amount payable at maturity on each $1,000 principal amount of Notes will not exceed $1,000, unless (a) the closing value of the Index first falls to or below the Trigger Level (50% of the Starting Value) from the Original Issue Date through the end of the Calculation Period and (b) the average of the Index closing values during the Calculation Period exceeds the Starting Value. In the event that the closing value of the Index falls to or below the Trigger Level on any day from the Original Issue Date through the end of the Calculation Period and the Ending Value remains less than the Starting Value, you will lose a part or all of your initial investment. The actual Redemption Amount, received by you, if any, and the resulting total and pretax annualized rate of return will depend on the Starting Value, whether the actual closing value of the Index on any day from the Original Issue Date through the end of the Calculation Period equals or is less than the Trigger Level and the actual Ending Value determined by the Calculation Agent, as described in this pricing supplement.

                        ALTERNATIVE INDEX CALCULATIONS


Adjustments to the Index; Market Disruption Events

      If at any time the Nasdaq changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the Calculation Agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

      "Market Disruption Event" means either of the following events as determined by the Calculation Agent:

          (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Index or any successor index; or

          (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

          For the purpose of the above definition:

          (1) a limitation on the hours in a Trading Day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

          (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the Calculation Agent, will be considered "material".

      As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Index

      If the Nasdaq discontinues publication of the Index and the Nasdaq or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the Calculation Agent's notification of its determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the Nasdaq or any other entity for the Index for all relevant calculations including calculating the Redemption Amount as described above under "--Payment at maturity". Upon any selection by the Calculation Agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

      In the event that the Nasdaq discontinues publication of the Index and:

               o the Calculation Agent does not select a successor index, or

               o    the successor index is no longer published,

the Calculation Agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

      If the Nasdaq discontinues publication of the Index before the Stated Maturity Date of February 8, 2005, and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

               o    the determination of an Ending Value, and

               o a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in determining if the closing value of the Index is equal to or less than the Trigger Level or computing the Redemption Amount. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.


                      EVENTS OF DEFAULT AND ACCELERATION

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to the amount payable on the Stated Maturity Date, calculated as though the date of early repayment were the Stated Maturity Date of the Notes. See "--Payment at maturity" in this pricing supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the Stated Maturity Date of the Notes.

      In case of default in payment of the Notes, whether at the Stated Maturity Date, an Interest Payment Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 1.8337% per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.


                             THE NASDAQ-100 INDEX

      The Index is a modified capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market. The Index was first published in January 1985 and includes companies across a variety of major industry groups. As of September 30, 2002, the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: computer and office equipment (32.38%), computer software/services (28.72%), telecommunications (10.87%), biotechnology (12.44%), retail/wholesale trade (7.56%), services (3.22%), health care (3.02%) and manufacturing (1.79%). The identity and capitalization weightings of the five largest companies represented in the Index as of November 4, 2002 were as follows: Microsoft Corporation (13.56%), Intel Corporation (5.72%), QUALCOMM Incorporated (4.37%), Amgen Inc. (3.76%), and Cisco Systems, Inc. (4.2%). Current information regarding the market value of the Index is available from the Nasdaq as well as numerous market information services. The Index is determined, comprised and calculated by the Nasdaq without regard to the Notes.

      The Index share weights of the component securities of the Index at any time are based upon the total shares outstanding in each of the 100 Index securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock's influence on the value of the Index is directly proportional to the value of its Index share weight.


Computation of the Index

      Underlying Stock Eligibility Criteria and Annual Ranking Review. To be eligible for inclusion in the Index, a security must be traded on the Nasdaq National Market tier of The Nasdaq Stock Market and meet the following criteria:

               o    the security must be of a non-financial company;

               o    only one class of security per issuer is allowed;

               o the security may not be issued by an issuer currently in bankruptcy proceedings;

               o the security must have average daily trading volume of at least 100,000 shares;

               o the security must have "seasoned" on The Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered);

               o if a security would otherwise qualify to be in the top 25% of the issuers included in the Index by market capitalization, then a one year "seasoning" criteria would apply;

               o if the security is of a foreign issuer, the company must have a worldwide market value of at least $10 billion, a U.S. market value of at least $4 billion, and average trading volume on The Nasdaq Stock Market of at least 200,000 shares per day; in addition, foreign securities must be eligible for listed options trading; and

               o the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being listed on The Nasdaq Stock Market within the next six months.

      These Index eligibility criteria may be revised from time to time by The Nasdaq Stock Market, Inc. without regard to the Notes.

      The Index securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (such evaluation is referred to herein as the "Ranking Review"). Securities listed on The Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value using closing prices as of the end of October and publicly available total shares outstanding as of the end of November. Index-eligible securities which are already in the Index and which are in the top 150 eligible securities (based on market value) are retained in the Index provided that such security was ranked in the top 100 eligible securities as of the previous ranking review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Index-eligible securities not currently in the Index which have the largest market capitalization.

      Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December and replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Index security is no longer traded on The Nasdaq Stock Market, or is otherwise determined by the Nasdaq to become ineligible for continued inclusion in the Index, the security will be replaced with the largest market capitalization security not currently in the Index and meeting the Index eligibility criteria listed above.

      In addition to the Ranking Review, the securities in the Index are monitored every day by the Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. The Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is made to the Index on the evening prior to the effective date of such corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5.0%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In either case, the Index share weights for such underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in such Index securities. Ordinarily, whenever there is a change in the Index share weights or a change in a component security included in the Index, the Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Index which might otherwise be caused by any such change.

      Rebalancing of the Index. The Index is calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Index by a few large stocks); (3) reduce Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Index securities from necessary weight rebalancings.

      Under the methodology employed, on a quarterly basis coinciding with the Nasdaq's quarterly scheduled weight adjustment procedures, the Index securities are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings, or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Index (i.e., as a 100-stock index, the average percentage weight in the Index is 1.0%).

      Such quarterly examination will result in a Index rebalancing if either one or both of the following two weight distribution requirements are not met:
(1) the current weight of the single largest market capitalization Index security must be less than or equal to 24.0% and (2) the "collective weight" of those Index securities whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, the Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the Index.

      If either one or both of these weight distribution requirements are not met upon quarterly review, or the Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Index security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the "collective weight," so adjusted, to be set to 40.0%.

      The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Index.

      In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

      Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

      Then, to complete the rebalancing procedure, once the final percent weights of each of the Index securities are set, the Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the Index share weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the Index divisor will be made to ensure continuity of the Index.

      Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Index share weights. However, the Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the Index components. In such instances, the Nasdaq would announce the different basis for rebalancing prior to its implementation.


Historical Data on the Index

      The following table sets forth the month-end closing value of the Index from January 1997 through October 2002. These historical data on the Index are not indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.




                             1997           1998         1999           2000         2001          2002
                            -----          -----        ------         -----        ------        ------
January                    921.55        1,071.13      2,127.19      3,570.05      2,593.00      1,550.17
February                   850.46        1,194.13      1,925.28      4,266.94      1,908.32      1,359.22
March                      797.06        1,220.66      2,106.39      4,397.84      1,573.25      1,452.81
April                      874.74        1,248.12      2,136.39      3,773.18      1,855.15      1,277.07
May                        958.85        1,192.07      2,089.70      3,324.08      1,799.89      1,208.34
June                       957.30        1,337.34      2,296.77      3,763.79      1,830.19      1,051.41
July                     1,107.03        1,377.26      2,270.93      3,609.35      1,683.61        962.11
August                   1,074.17        1,140.34      2,396.87      4,077.59      1,469.70        942.38
September                1,097.17        1,345.48      2,407.90      3,570.61      1,168.37        832.52
October                  1,019.62        1,400.52      2,637.44      3,282.30      1,364.78        989.54
November                 1,050.51        1,557.96      2,966.71      2,506.54      1,596.05
December                   990.80        1,836.01      3,707.83      2,341.70      1,577.05




      The following graph sets forth the daily closing values of the Index from January 2, 1997 through November 4, 2002. Past movements of the Index are not necessarily indicative of the future Index values. On November 4, 2002, the closing value of the Index was 1046.99.

[THE GRAPH APPEARING HERE SETS FORTH THE DAILY CLOSING VALUES OF THE INDEX FROM JANUARY 2, 1997 THROUGH NOVEMBER 4, 2002. THE VERTICAL AXIS SHOWS NUMBERS FROM 0 TO 5,000 IN INCREMENTS OF 500. THE HORIZONTAL AXIS SHOWS DATES FROM JANUARY 2, 1997 THROUGH NOVEMBER 4, 2002.]

      This graph is for historical information only and should not be used or interpreted as a forecast or indication of returns applicable to the Notes.

License Agreement

      The Nasdaq Stock Market, Inc. and Merrill Lynch & Co., Inc. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the Index in connection with certain securities, including the Notes.

      The license agreement between the Nasdaq and ML&Co. provides that the following language must be stated in this prospectus supplement:

     "The Notes are not sponsored, endorsed, sold or promoted by, The Nasdaq Stock Market, Inc. (including its affiliates) (the Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the NASDAQ-100 Index(R) to track general stock market performance. The Corporations' only relationship to ML&Co. is in the licensing of the NASDAQ-100(R), NASDAQ-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the NASDAQ-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to ML&Co. or the Notes. Nasdaq has no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the NASDAQ-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

     THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES."

      All disclosures contained in this prospectus supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Nasdaq. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of such information.


                     UNITED STATES FEDERAL INCOME TAXATION

      The following discussion is based upon the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. Federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for U.S. Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. Federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a
Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. Federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a debt instrument of ML&Co. (the "Debt Instrument") with a fixed principal amount unconditionally payable on the maturity date equal to the principal amount of the Note and bearing stated interest at the stated interest rate for the Notes (the "Interest Rate") and (ii) a cash-settled forward contract linked to the value of the Index (the "Forward Contract") pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to ML&Co. in exchange for the right to receive a cash payment at maturity based upon the percentage change in the value of the Index, as described in this pricing supplement. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. Furthermore, based on ML&Co.'s determination of the relative fair market values of the Components at the time of issuance of the Notes, ML&Co. will assign $1077.50 (i.e., 107.75%) of the initial issue price of the Notes to the Debt Instrument and will assign $77.50 (i.e., 7.75%) of the initial issue price of the Notes to the Forward Contract. Based upon the foregoing, a U.S. Holder who acquires a Note in connection with the original issuance thereof will be treated as having purchased the Debt Instrument for $1077.50 and as having received an initial payment (the "Initial Forward Contract Payment") with respect to the Forward Contract in an amount equal to $77.50. The initial payment deemed to have been received by a U.S. Holder with respect to the Forward Contract (i.e., the Initial Forward Contract Payment) should only be taken into account by the U.S. Holder as an additional amount realized with respect to the Forward Contract on the earlier of the sale or other disposition of the Note by the U.S. Holder or at maturity (which would increase the amount of gain or decrease the amount of loss, as the case may be, recognized by the U.S. Holder at maturity or upon a sale or exchange of the Note prior to maturity). ML&Co.'s allocation of the issue price will be binding on a U.S. Holder of a Note, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from ML&Co.'s allocation. The treatment of the Notes described above and ML&Co.'s allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. Federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

      Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. Federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. Federal income tax consequences of an investment in a Note (including alternative characterizations of a Note) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussions are based on the assumption that the treatment and the allocation described above are accepted for U.S. Federal income tax purposes.

Tax Treatment of a Note

      Interest on the Debt Instrument. As described above, the Debt Instrument is treated as bearing interest at a stated rate of 6% per annum (i.e., the Interest Rate). A U.S. Holder will include "qualified stated interest" equal to the stated interest on the Notes in income in accordance with the U.S. Holder's regular method of accounting for U.S. Federal income tax purposes (subject to the bond premium rules). Based on ML&Co.'s determination and allocation set forth above, the U.S. Holder's tax basis in the Debt Instrument will initially be 107.75% of the issue price.

      Settlement of the Forward Contract. Upon the final settlement of the Forward Contract on the maturity date, a U.S. Holder would be deemed to have applied an amount (the "Forward Contract Payment Amount") equal to the principal amount of the Debt Instrument less the Initial Forward Contract Payment toward the receipt of the cash payment at maturity, and such U.S. Holder should be required to recognize gain or loss with respect to the Forward Contract to the extent that the amount of the cash payment received at maturity differs from the Forward Contract Payment Amount. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year at maturity. The deductibility of capital losses is subject to certain limitations. Notwithstanding the foregoing, any cash received at maturity that is attributable to accrued interest on the Debt Instrument would be taxed as described under "Tax Treatment of a Note--Interest on the Debt Instrument" above.

Sale or Exchange of a Note

      Upon a sale or exchange of a Note prior to the maturity of the Notes, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder's tax basis in the Components deemed so sold or exchanged. Any such gain or loss would generally be long-term or short-term capital gain or loss (depending on the U.S. Holder's holding period for the Note). For these purposes, the amount realized does not include any amount attributable to accrued interest on the Debt Instrument, which would be taxed as described under "Tax Treatment of a Note--Interest on the Debt Instrument" above. As discussed above, the deductibility of capital losses is subject to certain limitations.

Premium

      If a U.S. Holder purchases the Debt Instrument for an amount that is greater than the sum of all amounts payable on the Debt Instrument after the purchase date other than payments of qualified stated interest (i.e., the principal amount), such U.S. Holder will be considered to have purchased the Debt Instrument with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Debt Instrument and may offset interest otherwise required to be included in respect of the Debt Instrument during any taxable year by the amortized amount of such excess for the taxable year. U.S. Holders are urged to consult their own tax advisors regarding the application of these special rules. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Possible Alternative Tax Treatments of an Investment in a Note

      Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. Federal income tax consequences of owning a Note under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

      ML&Co. will take the position that the Contingent Payment Regulations do not apply to the Notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as original issue discount, subject to the adjustments described below, income at a "comparable yield" on the issue price, regardless of the U.S. Holder's usual method of accounting for U.S. Federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. Furthermore, any gain realized with respect to a Note would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusions (which were not previously reversed) with respect to the Note.

      Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. Federal income tax characterizations or treatments of the Notes are also possible, which may also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. Federal income tax consequences of an investment in a Note.

Constructive Ownership Law

      Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code") treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to a Note. If Section 1260 of the Code were to apply to a Note in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by such U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any such gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

      In the case of a non-U.S. Holder, ML&Co. intends to withhold applicable U.S. withholding taxes at a rate of 30% on payments of interest made with respect to the Notes, subject to reduction by applicable treaty or upon the receipt of a Form W-8ECI from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. Federal income tax if
(i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and such individual does not have a "tax home" (as defined for U.S. Federal income tax purposes) in the United States.

Backup Withholding and Information Reporting

      A beneficial owner of a Note may be subject to information reporting with respect to certain amounts paid to the beneficial owner. A beneficial owner of a Note may also be subject to backup withholding at the applicable statutory rate of U.S. Federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's U.S. Federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the "Code").

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or
Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

     (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

     (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

     (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

     (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

     (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                             PLAN OF DISTRIBUTION

      As described in the "The Plan of Distribution" in the attached Prospectus Supplement, MLPF&S is purchasing the Notes, as principal, from ML&Co., for resale to investors and other purchasers at the Issue Price set forth on the cover of this Pricing Supplement. MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the Issue Price set forth on the cover page of this pricing supplement. After the initial public offering, the Issue Price may be changed.